Mail Stop 3561
								August 1, 2005

David Devine, President
Devine Entertainment Corporation
Suite 504, 2 Berkeley Street
Toronto, Ontario, Canada M5A 2W3

	Re: 	Devine Entertainment Corporation
		Form 10-SB/A
		Filed July 20, 2005
		File No. 0-51168

Dear Mr. Devine:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 2. Management`s Discussion and Analysis, page 9

Revenues, page 13

1. We note your response to comment 3 of our letter dated June 15, 2005. Please quantify for us the amount of revenue recorded related to the two instances in which the foreign distribution agreements contained restrictions. Furthermore, explain why you recorded revenue on such agreements in light of the requirements contained in paragraph 7 and 14 of SOP 00-2. Given the restrictions you disclosed, revenue recognition does not seem appropriate. Please revise, or advise.

2. We note your response to comment 3 of our letter dated June 15, 2005. Given that it appears that you have sold your rights to the first $2.5 million in revenues related to Baileys Billions, confirm to us that all revenues recorded subsequent to the execution of the related agreement are in excess of the amounts entitled to the purchaser.

3. We note your response to comment 4 of our letter dated June 15, 2005. Provide to us a detailed reconciliation that explains the 6.3 million shares issued to insiders. Note 15 to your financial statements indicates 4,717,082 shares issued in September of 2004 to insiders. Note 18 to your financial statements references an additional 282,918 shares to insiders. Therefore, it is unclear how you are issuing 6.3 million shares to insiders. Confirm to us that your Consolidated Statement of Shareholders` Equity captures all share issuances for the year ended December 31, 2004. Also, provide to us your weighted average share and earnings per share calculations.

Note 6. Investment In Film, Television Programs and Recordings, page xii

4. We note your response to comment 11 of our letter dated June
15,
2005.  Please explain to us in greater detail how you adopted SOP
00-
2 and provide us with the calculations you used to arrive at film costs amortization for all periods presented. Please show us for each period what were your ultimate revenue projections for each project and the period those revenues were expected to be derived. Please explain to us significant assumptions that you used to estimate your ultimate revenues.

5. We note your response to comment 11 of our letter dated June
15,
2005. It appears that historical revenues related to the inventors and artists libraries does not support your assumption used in your present value calculation that each of these series will generate $250,000 per year in revenue. Given that the Artists series has not generated revenues in excess of $250,000 in the last three years and the inventors only generated revenues of $213,000 in 2004, tell us why you believe that your assumption is reasonable and tell us why you believe that the revenue stream would remain constant for an extended period such as 20 years. Tell us what discount rate you used as well.

6. Please show us how you have calculated the amortization of film costs related to Bailey`s Billions for each period. Please provide us with an explanation of your calculation of ultimate revenues.
Tell us what consideration you have given to the Canadian investors` interests in the film that entitle them to a percentage of proceeds in excess of $2.5 million.

7. We note your disclosure that you plan to amortize $700,000 in
2005
related to Bailey`s Billions. Show us how you calculated this amount.

Note 20. Segmented Information, page xxvii

8. We note your response to comment 12 of our letter dated June
15,
2005. Your disclosures state that you have two operating segments.
Please revise your disclosures to provide a measure of profit or loss for each segment as required by SFAS no. 131.

Interim Financial Statements, page ii

9. We note that you have deferred revenues of $2.7 million. Tell us to what this amount relates and why there was no change in the first quarter of 2005.

					* * * * *
	As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with you amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Robert Babula, Staff Accountant, at (202)
551-
3339, or Michael Moran, Senior Staff Accountant, at (202) 551-
3841,
if you have questions regarding comments on the financial statements and related matters. Please contact Albert Yarashus, Attorney-Advisor, at (202) 551-3239, David Mittelman, Legal Branch Chief, at
(202) 551-3214, or me, at (202) 551-3725 with any other questions.

								Sincerely,



H. Christopher Owings
								Assistant Director

cc: 	Daniel A. Etna
            c/o Herrick, Feinstein LLP
            Fax: (212) 545-3322
Donald Devine, President
Devine Entertainment Corporation
August 1, 2005
Page 1